UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

Recommencement of distribution and interest payment on preferred securities and perpetual subordinated bonds

Further to the Relevant Event filing published today by BBVA, regarding the merger by absorption between BBVA and Unnim Banc, S.A.U. (Unnim), BBVA discloses that payment will recommence of the distribution on the preference securities and on the perpetual subordinated bonds issued by Unnim, at the next distribution payment date, pursuant to the terms and conditions of each issue.

In the case of the perpetual subordinated bonds, the unpaid coupons that have accumulated, with the corresponding arrears interest, will be paid out pursuant to the terms and conditions of each issue.

Madrid, May 23, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 23, 2013	By:	/s/ Erik Schotkamp
	Name:	Erik Schotkamp
	Title:	Capital and Funding Management Director